UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[   ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
================================================================================
1. Name and Address of Reporting Person*

    The Goldman Sachs Group, Inc.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

    85 Broad Street
--------------------------------------------------------------------------------
                                    (Street)

    New York,                        New York             10004
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


================================================================================
2. Issuer Name and Ticker or Trading Symbol

    Genesis Health Ventures, Inc.
    (GHVI)
================================================================================
3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

================================================================================
4. Statement for Month/Year

    February/2002
================================================================================
5. If Amendment, Date of Original (Month/Year)


================================================================================
6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)


               -------------------------------------------

================================================================================
7. Individual or Joint/Group Filing (Check Applicable Line)

   [   ] Form filed by One Reporting Person
   [ X ] Form filed by More than One Reporting Person

================================================================================

====================================================================================================================================
                              Table I -- Non-Derivative Securities Acquired, Disposed of,                                          |
                                                 or Beneficially Owned                                                             |
====================================================================================================================================
                                    |            |            |                                |              |6.       |          |
                                    |            |            | 4.                             |5.            |Owner-   |          |
                                    |            |            | Securities Acquired (A) or     |Amount of     |ship     |          |
                                    |            | 3.         | Disposed of (D)                |Securities    |Form:    |7.        |
                                    |2.          | Transaction| (Instr. 3, 4 and 5)            |Beneficially  |Direct   |Nature of |
                                    |Transaction | Code       | -------------------------------|Owned at End  |(D) or   |Indirect  |
1.                                  |Date        | (Instr. 8) |               | (A) |          |of Month      |Indirect |Beneficial|
Title of Security                   |(Month/Day/ | -----------|     Amount    | or  |  Price   |(Instr. 3     |(I)      |Ownership |
(Instr. 3)                          |Year)       |  Code  | V |               | (D) |          |and 4)        |(Instr.4)|(Instr. 4)|
-----------------------------------------------------------------------------------------------------------------------------------|
                                    |            |        |   |               |     |          |              |         |          |
Common Stock                        |   2/12/02  |    P   |   |      200      | A   |  $14.40  |   6,220,613  |    01   |    01    |
====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).

FORM 4 (continued)

====================================================================================================================================
                    Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned                                 |
                            (e.g., puts, calls, warrants, options, convertible securities)                                         |
====================================================================================================================================

               |        |        |      |               |                 |                       |        |9.       |10.   |      |
               |        |        |      |               |                 |                       |        |Number   |Owner-|      |
               |        |        |      |               |                 |                       |        |of       |ship  |      |
               |2.      |        |      |               |                 |                       |        |Deriv-   |of    |      |
               |Conver- |        |      | 5.            |                 |7.                     |        |ative    |Deriv-|11.   |
               |sion    |        |      | Number of     |                 |Title and Amount       |        |Secur-   |ative |Nature|
               |or      |        |      | Derivative    |6.               |of Underlying          |8.      |ities    |Secur-|of    |
               |Exer-   |        |4.    | Securities    |Date             |Securities             |Price   |Bene-    |ity:  |In-   |
               |cise    |3.      |Trans-| Acquired (A)  |Exercisable and  |(Instr. 3 and 4)       |of      |ficially |Direct|direct|
               |Price   |Trans-  |action| or Disposed   |Expiration Date  |-----------------------|Deriv-  |Owned    |(D) or|Bene- |
1.             |of      |action  |Code  | of (D)        |(Month/Day/Year) |             |Amount   |ative   |at End   |In-   |ficial|
Title of       |Deriv-  |Date    |(Instr| (Instr. 3,    |-----------------|             |or       |Secur-  |of       |direct|Owner-|
Derivative     |ative   |(Month/ |8)    | 4 and 5)      |Date    |Expira- |             |Number   |ity     |Month    |(I)   |ship  |
Security       |Secur-  |Day/    |------| ------------  |Exer-   |tion    |             |of       |(Instr. |(Instr.  |(Instr|(Instr|
(Instr. 3)     |ity     |Year)   |Code|V|  (A)  | (D)   |cisable |Date    |Title        |Shares   |5)      |4)       |4)    |4)    |
-----------------------------------------------------------------------------------------------------------------------------------|
Series A       |        |        |    | |       |       |        |        |             |         |        |         |      |      |
Convertible    |        |        |    | |       |       |        |        |             |         |        |         |      |      |
Preferred      |        |        |    | |       |       |        |        |             |         |        |         |      |      |
Stock          | $20.33 |        |    | |       |       | Immed. |   02   |Common Stock | 353,167 |        |  71,799 |  02  |  02  |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock   |        |        |    | |       |       |        |        |             |         |        |         |      |      |
Warrants       |        |        |    | |       |       |        |        |             |         |        |         |      |      |
(right to buy) | $20.33 |        |    | |       |       | Immed. |10/2/02 |Common Stock |   4,945 |        |   4,945 |  03  |  03  |
-----------------------------------------------------------------------------------------------------------------------------------|
Stock Option   |        |        |    | |       |       |        |        |             |         |        |         |      |      |
(right to buy) | $20.33 |        |    | |       |       | Immed. |10/2/11 |Common Stock |  25,000 |        |  25,000 |  04  |  04  |
====================================================================================================================================

Instruction 4(b)(v) list of other Reporting Persons:

This statement is being filed by Goldman, Sachs & Co. ("Goldman Sachs") and The Goldman Sachs Group, Inc. ("GS Group" and, together with Goldman Sachs, the "Reporting Persons"). The principal business address of each of Goldman Sachs and GS Group is 85 Broad Street, New York, New York, 10004.

Explanation of Responses:

01: The securities reported herein as purchased were purchased and are beneficially owned directly by Goldman Sachs. Without admitting any legal obligation, Goldman Sachs will remit appropriate profits, if any, to the Company.

Goldman Sachs beneficially owns directly and GS Group may be deemed to beneficially own indirectly 6,220,613 shares of common stock of Genesis Health Ventures, Inc. ("Common Stock").

02: Goldman Sachs beneficially owns directly and GS Group may be deemed to beneficially own indirectly 71,799 shares of Series A convertible preferred stock of Genesis Health Ventures, Inc. ("Series A Preferred"). Goldman Sachs is an indirect wholly-owned subsidiary of GS Group. The conversion rate is $20.33 of liquidation preference for each share of common stock. The Series A Preferred has a liquidation preference of $42,600,000 and accrues dividends at the annual rate of 6% payable in additional shares of Series A Preferred. The Series A Preferred are subject to mandatory redemption on October 2, 2010.

03: Goldman Sachs beneficially owns directly and GS Group may be deemed to beneficially own indirectly warrants to purchase 4,945 shares of Common Stock. Goldman Sachs is an indirect wholly-owned subsidiary of GS Group.

04: These options were granted pursuant to the Genesis Health Ventures, Inc. 2001 Stock Option Plan to a vice president of Goldman Sachs, in his capacity as a director of the Issuer (the "Director"). The Director has an understanding with GS Group pursuant to which he holds such options for the benefit of GS Group. Goldman Sachs is an indirect wholly-owned subsidiary of GS Group.

**SIGNATURE OF REPORTING PERSONS:

GOLDMAN, SACHS & CO.


By:  s/ Roger S. Begelman
     -----------------------------
     Name:     Roger S. Begelman
     Title:    Attorney-in-fact



THE GOLDMAN SACHS GROUP, INC.


By:  s/ Roger S. Begelman
     ------------------------------
     Name:     Roger S. Begelman
     Title:    Attorney-in-fact


Date:     March 11, 2002



** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.


       Alternatively,   this  Form  is  permitted  to  be  submitted  to  the
       Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.